Promotora Valle Hermoso, Inc.
301 East Pine Street, Suite 150
Orlando, FL 32801

June 16, 2009

Securities and Exchange Commission
Washington, D.C. 20549

RE:	Promotora Valle Hermoso, Inc.
SEC Comment Letter dated May 4, 2009
Amendment No. 5 to Schedule 14C filed May 22, 2009
Form 10-K for fiscal year ended December 31, 2008
Form 10-Q for the Quarter Ended March 31, 2009
File No. 000-27199

Dear Sir/Madam:

We are submitting herein the responses of Promotora Valle Hermoso, Inc. (the “Company”) to the comments set forth in your comment letter dated June 3, 2009 on the captioned filing under the Securities Exchange Act of 1934, as amended.

Simultaneously with the filing of this correspondence, the Company has filed a sixth amended Preliminary Information Statement on Schedule 14C (the “Amended Schedule 14C”).

Background of the Transaction

Sale of Existing Business of the Company to Former Management, page 7

1.
Valution of Existing Business. The information requested by this comment has been provided under the caption “Amendment of the Articles of Incorporation to be Voted On—Sale of Existing Business of the Company to Former Management” on page 7 of the Amended Schedule 14C. Information under that caption has been clarified to specify that no independent valuation of the assets of the former business was performed, but that the government appraisal was received in November, 2008, following the August 7, 2008 Board of Directors meeting.

2.
Appraisal of Land. The appraisal was dated November 3, 2008, and confirmed December 31, 2008. The amount of the appraisal was $56,160.  The Board of Directors of the Company did not have a basis for writing down the value of any balance sheet assets as of June 30, 2008.

Executive Compensation, page 20

3.	Executive Compensation. The information requested by this comment is provided in the Summary Compensation Table under the caption “Executive Compensation” in the Amended Schedule 14C.

Management’s Discussion and Analysis

Liquidity and Financial Resources, page 26

4.
Liquidity and Financial Resources. In the Amended Schedule 14C in the liquidity section all material changes in the operating, investing and financing cash flows as depicted in the Company’s statement of cash flows have been discussed.

Critical Accounting Policies

Inventories, page 26

5.
Project Impairment Allocation. Critical accounting policies for inventories have been revised to clearly state the method used to allocate the impairment of a project to lots and it is the determination that this method is reasonable.

Financial Statements

General

6.
SFAS 160. The Company adopted SFAS No. 160 on January 1, 2009. As a result of the adoption of SFAS No. 160, the December 31, 2008 and 2007 balances were reclassified to conform to current presentation.

7.
Net of Advances Against Inventory; Prepaid Expenses; Currency Translation of Notes Payable. Advance payments or progress payments from customers have been netted against inventories.  The progress payments are not restricted as to their use and per Rule 5-02.6 of Regulation S-X should be netted against inventory at the date of the balance sheet.  All the customer advances are progress payments against contracts.  The amounts that can be refunded on a cancelled contract can occur if the Company or the customer replaces the contract and the advance with another customer.  Therefore, the advance payment will always remain a progress payment against an existing contract.

Prepaid expenses, or project costs, are capitalized as project costs per SFAS 67.  The majority of the prepaid expenses are advance payments on raw materials directly relating to a specific project and payments to subcontractors, architectural and engineering costs.  The costs are directly related to specific projects and more clearly reflect a component of inventory.  The ensuing costs are initially capitalized and expensed as the applicable inventory is sold.

The Company discovered an error to its balance sheet at December 31, 2007 due to the improper translation of its note payable to Dunchoille Holdings Limited.  The note payable was incorrect by $718,167 due to an error in calculation.  As a result of this error, the Company overstated its accumulated other comprehensive income as of December 31, 2007 when it translated its balance sheet.  The error was corrected and there was no change to its statement of operations. The error was detected when rolling forward its note payable in 2008 when the notes were paid in full.

The Company corrected an error to its statement of cash flows upon review of note payable as of December 31, 2007.  The repayment of loans for the year ending December 31, 2007 was $12,832,944.  An adjustment of $1,464,144 was corrected in the statement of cash flows to properly reflect the actual payments made and roll forward from January 1, 2007 to December 31, 2007.  A corresponding entry was made to reflect the proper change in inventories for the year ending December 31, 2007.

Report of Independent Registered Public Accounting Firm, page 33

8.
Dual Dated Audit Report. The report of the Independent Registered Public Accounting Firm has been revised with a dual date due to the correction of errors disclosed in Note 10. Notes 6 and 11 have been revised and dated as of June 12, 2009.

Notes to the Financial Statements

Note 1. Description of Business and Summary of Significant Accounting Policies

Revenue Recognition, page 40

9.
Use of Percentage of Completion Method. The Company has revised its significant accounting policy on revenue recognition to disclose when the Company started recording revenue using the percentage of completion method and the specific facts and circumstances which led to the Company’s determination that met the required criteria to use this method.

Receivables, page 41

10.
Collectability of Receivables. The Company has revised its significant accounting policies for its allowance for doubtful accounts.  The Company disclosed how the allowance was determined, the reasons for the reserve, an update to its collectability of its receivables and expectancy of more reserves in future periods.

Interest, page 43

11.	Marchall Project Interest. The Company has corrected a typographical error to reflect the total capitalized interest of $6.5 million at December 31, 2008.

Note 9. Accumulated Other Comprehensive Income (Loss), page 53

12.
Inclusion of Notes in Comprehensive Income. Note 4 indicates that Notes Payable to Duchoille Holdings Ltd. and OJSC Ros Der Bank were outstanding at December 31, 2007.  In February 2008, additional borrowing increased the amount due to OJSC Ros Der Bank. As of December 31, 2007, the dollar and the ruble remained relatively constant from the date of the borrowings in 2007 and therefore, no amounts were included in accumulated other comprehensive income related to the notes payable as of December 31, 2007.

The adjustment in the determination of comprehensive income for the year ended December 31, 2008 is as follows:

	US $	Rubles
Proceeds of loan	$6,794,614	167,633,316

Balance of loan at
December 31, 2008	6,794,614	199,628,474

Difference in exchange rate equates to a foreign translation loss of $1,309,000 ($995,000 net of tax) at December 31, 2008.  The loan was paid in full in 2009 and the Company realized an exchange loss as of the date of repayment and reversed its unrealized loss as of March 31, 2009.

The Russian ruble is the Company’s functional currency and the United States dollar is the reporting currency.  Assets and liabilities in rubles are translated at exchange rates as of the balance sheet date, and income, expense and cash flow items are translated at the average exchange rate for the applicable period.  Unrealized foreign translation adjustments are recorded in Accumulated other comprehensive income (loss) as a component of stockholders’ equity.

Note 10. Restated Consolidated Financial Statements, page 53

13.	Labeling of Face of Financial Statements. The Company has revised its financial statements to clearly label on the face of each financial statement what has been restated.

14.	SFAS 154 Disclosures. The Company has revised its footnote to include a description of each error, as described in Footnote 10.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2008

General

15.	Comments to be Addressed. The Form 10-K for the year ended December 31, 2008 will be revised per the comments above after staff review of this response letter and the amended Schedule 14C.

16.	Additional Issues to be Addressed in Amended 2008 10-K. The comments will continue to be addressed in the Company’s interim filings under the Securities Exchange Act of 1934, as amended.

17.
Form 8-K. Item 4.02. The Audit Committee of the Board of Directors will be directed to consider and approve filing a Current Report on Form 8-K containing an Item 4.02 notification as to non-reliance on specified previously-filed financial statements of the Company.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

18.	Future Filings. The comments will continue to be addressed in the Company’s interim filings under the Securities Exchange Act of 1934, as amended.

The undersigned, Alexey A. Kim, the Chief Executive Officer of the Company, is primarily responsible for the accuracy and adequacy of the disclosure in the Company’s filings with the Securities and Exchange Commission.

I acknowledge that staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filings and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I am also aware that the Division of Enforcement has access to all information we provide to the staff of the Division of Corporation Finance in your review of our filings or in response to your comments on our filings.

Sincerely,

PROMOTORA VALLE HERMOSO, INC.

By: /s/ Alexey A. Kim
Alexey A. Kim
Chief Executive Officer